UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November, 2023.

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Claude Dornier Straße 1

Bldg. 335, 82234

Wessling, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Explanatory Note

Battery Webinar

On November 2, 2023, Lilium N.V. (“Lilium”) announced that it would host a webinar regarding the battery technology to be used in the Lilium Jet (the “Webinar”), presented by Lilium’s Co-Founder and Chief Engineer for Innovation, Daniel Wiegand. The Webinar occurred on Friday, November 10, 2023.

The Webinar presentation is furnished as Exhibit 99.1 to this Report on Form 6-K. Lilium intends to post the transcript from the Webinar on its website.

In order to achieve higher energy and more range to better position the Lilium Jet for regional missions, Lilium intends to manufacture its battery cells using a pre-lithiation process, which adds additional lithium to the cell during production to increase cell capacity.

The European Union Aviation Safety Agency (“EASA”) released its performance-based available reserve concepts for eVTOL aircraft (“Part IAM reserves”), which in the context of the Lilium Jet prescribes that after touchdown at the end of a flight the aircraft must have an additional 10% of the total trip energy consumed available in reserve. This reserve equates to an estimated approximately additional 45 seconds of hover time for the Lilium Jet. Lilium’s operating range target for the Lilium Jet of 175 kilometers is based upon the Part IAM reserves to ensure compliance.

As previously disclosed, an independent laboratory tested the cycle life of the Lilium Jet battery cells. The common test in the battery industry applied to the cells involved a 100% full charge and discharge over one hour each. The results were that the Lilium Jet battery cells retained 88% of their original capacity after 809 full cycles. Lilium then conducted tests using a flight profile in which it continuously fast charged the battery cells and assumed an aircraft flight with maximum take-off mass in mid-range missions and no active cooling of the cells. The result was that the battery cells achieved 1,450 mid-range flights with fast charging and still had 88% of their capacity retained. Lilium believes the difference in the outcome between its tests and those conducted by the independent laboratory was a result of the Lilium tests assuming a flight profile where the aircraft lands with 30% energy remaining in the cell rather than discharging the cell down to 0%. Lilium also believes that this outcome suggests that fast charging should not materially accelerate cycle life degradation in the Lilium Jet battery cells.

InoBat Manufacturing Relationship

On November 10, 2023, Lilium announced that it is expanding its existing partnership with InoBat, which is expected to provide high-volume production of the Lilium Jet’s high-performance battery cells. InoBat will build Lilium Jet battery cells at its existing Volta I plant and its future Volta II plant, both in Voderady, Slovakia. Production at the Volta I plant is expected to start in early 2024. Developing this second potential source of battery cell manufacturing capacity is an important step to de-risk Lilium’s battery cell supply.

The press release regarding the InoBat manufacturing relationship is furnished as Exhibit 99.2 to this Report on Form 6-K.

Incorporation by Reference

The Explanatory Note above, but not the Exhibits attached hereto, are hereby incorporated by reference into Lilium’s registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission (“SEC”) on September 18, 2023 (File No. 333-274550), June 9, 2023 (File No. 333-272571), February 3, 2023 (File No. 333-269568), November 25, 2022, as amended or supplemented (File No. 333-268562), and October 3, 2022, as amended or supplemented (File Nos. 333- 267718 and 333-267719), and Lilium’s registration statement on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175).

Forward-Looking Statements

The information contained in this Report on Form 6-K and the Exhibits attached hereto contain certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding: (i) Lilium N.V.’s and its subsidiaries (collectively, the “Lilium Group”) proposed business and business model; (ii) the markets and industry in which the Lilium Group operates or intend to operates; (iii) the application and performance of battery technology in aviation and eVTOL aircraft, (iv) estimates regarding power density, life cycle, weight and other expected specifications of battery technology, (v) the expected performance and specifications of the Lilium Jet, including its projected range, (vi) expectations regarding the manufacture of Lilium’s battery cells, (vii) the scope and benefit of Lilium Group’s procurement and supply chain strategy, (viii) the potential impact of regulations on the Lilium Jet (ix) Lilium’s partnership with InoBat, including Inobat’s planned manufacture of batteries for the Lilium Jet at its Volta I plant and planned Volta II plant and its ability to scale to high-volume production of batteries and (x) Lilium’s affirmation of previously provided guidance for the second half of 2023, including estimated cash spend. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “guide,” “intend,” “may,” “on track,” “plan,” “project,” “target,” “trend,” “should,” “strategy,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events and are subject to risks, uncertainties and assumptions, and are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this Report on Form 6-K and the Exhibits attached hereto include the risks identified under the heading “Forward Looking Statements and Risk Factors” in Exhibit 99.1 and under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC and similarly titled sections in our other SEC filings. We caution investors not to rely on the forward-looking statements contained in this Report on Form 6-K or the Exhibit attached hereto. You are encouraged to read our filings with the SEC available at www.sec.gov for a discussion of these and other risks or uncertainties. Forward-looking statements speak only as of the date they are made. Lilium assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Lilium’s business is subject to substantial risks and uncertainties including those described in Lilium’s filings with the SEC referenced above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 13, 2023	Lilium N.V.

	By:	/s/ Klaus Roewe
		Name:	Klaus Roewe
		Title:	Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Battery Webinar dated November 10, 2023
99.2	Press release dated November 10, 2023 — Lilium Announces Partnership for High-Volume Production of Lilium Jet Battery Cells